

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2014

Mr. Yazhong Liao
President
Comjoyful International Company
J4-2-12, Diplomatic Residence Compound,
No.1 Xiushui Street, JianguomenWai,
Chaoyang District, Beijing 100600, China

Re: Comjoyful International Company
Amendment No. 2 to Form 8-K
Filed May 9, 2014
File No. 000-08299

Dear Mr. Liao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 27

1.   We note from your response to comment five that the company intends to implement a sales agent mechanism, and set up city-level agents. Expand your disclosure to clarify how the company expects the sales agent mechanism to generate cash to meet short- and long-term cash requirements.

Cash flow from Operating Activities, page 28

2.   We note your response to comment five. Please revise your disclosure to discuss how the company advertises and sells the VIP cards to customers.

Item 9.01 Financial Statement and Exhibits, page 36

(b) Pro Forma Financial Information

3.   We note your response to comment 6. We note that the Unanimous Action Confirmation Letter refers to 100% equity interest in the Partnership. Please tell us if any of the partners have the ability to revoke the agreement.   We also note that the General Partner is also a Limited Partner in the partnership. In this regard, tell us of the rights of the general partner with regard to significant operating decisions of the partnership. Also, tell who the General Partner is and who appointed him. Also, tell us why Mr. Lao is not the General Partner.

Exhibit 99.1

Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd.

Note 3. Summary of Significant Accounting Policies, page F-10

4.   We note your response to comment 8. We note that the Unanimous Action Confirmation Letter refers to 100% equity interest in the Partnership. Please tell us if any of the partners have the ability to revoke the agreement. We also note that the General Partner is also a Limited Partner in the partnership. In this regard, tell us of the rights of the general partner with regard to significant operating decisions of the partnership. Also, tell who the General Partner is and who appointed him. Also, tell us why Mr. Lao is not the General Partner. Please tell us if any of the partners have the ability to revoke the agreement.

Property and Equipment, page F-12

5.   We note your response to comment nine. Please define "fitment construction company" and specifically describe the service provided to you. Tell us why leasehold improvement costs for air conditioning and electrical systems include construction materials such as cement, lime, sand, distemper and steel structures. These items appear to represents components of a building rather than costs incurred in connection with leasehold improvements. Please explain.

6.   We note your response to and reissue comment 10. Provide us with an analysis of those costs capitalized as leasehold improvements by lease.

7.   We note your response to comment 11 and refer to the schedule of your future minimum rental commitments for the next five years presented on page F-20. Please tell what accounts for the increase in rent expense in 2015, 2016, 2017 and 2018. Further, please tell us if the scheduled rent increases and rent holidays as described on page F-12 have been included in minimum lease payments and are recognized on a straight-line basis over the respective lease term in accordance with ASC 840-20-25-2.

Note 12. Unearned Income, page F-17

8.   Please provide us with a roll-forward of unearned income in total and by club since the beginning of operations.

9.   Further, please revise to disclose any refund policies offered to your customers.

10.   We note your response to comments 5 and 15. Tell us your basis for classifying the line item "unearned income" as a current liability in your balance sheet.   Disclose, if true, that since the VIP cards do not have expiration dates, the period in which you will realize the revenue is uncertain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director